FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

RADCOM LTD.
(Translation of registrant's name into English)

Raoul Wallenberg Street., Tel Aviv 69719, Israel
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____√ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No____√

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.
(Registrant)

Date: May 6, 2002

By: David Zigdon
Chief Financial Officer

KCSA
PUBLIC RELATIONS
WORLDWIDE

News

Public & Investor Relations, Corporate & Marketing Communications

Contacts:

RADCOM
David Zigdon, CFO
(972) 3-6455004
davidz@radcom.co.il

KCSA
Adam J. Rosen
(212) 896-1220
arosen@kcsa.com

FOR IMMEDIATE RELEASE

RADCOM REPORTS FIRST QUARTER 2002 RESULTS

-- Strategic U.S. Data Over Cellular and Voice Over Packet Markets Showing Signs of Recovery --

TEL-AVIV, Israel—April 22, 2002-- RADCOM Ltd. (RADCOM) (NASDAQ: RDCM) today announced financial results for the first quarter ended March 31, 2002.

Revenues for the first quarter of 2002 were $4,405,000, compared to $5,064,000 for the first quarter of 2001. The Company's gross margin for the quarter improved to 66%, compared to 62% for the first quarter of 2001 (excluding writeoffs as detailed in the Company's first quarter 2001 reports). *Note: In accordance with SEC guidelines, s since the third quarter of 2001 the Company has begun to classify royalties paid to the Office of the Chief Scientist as "Cost of Sales" Rather than as "Sales and Marketing expenses". For comparison purposes, previous period results have been reclassified.*

Operating loss for the quarter was $(1,354,000). Operating loss for the first quarter of 2001, excluding writeoffs as detailed in the Company's first quarter 2001 reports, was $(2,829,000), while reported operating loss for the first quarter of 2001 was $(4,295,000).

Net loss for the first quarter was $(1,291,000), or $(0.12) per ordinary share. Net loss for the first quarter of 2001, excluding writeoffs as detailed in the Company's first quarter 2001 reports, was $(2,574,000), or $(0.24) per ordinary share, while reported net loss for the first quarter of 2001 was $(4,040,000), or $(0.38) per ordinary share.

Comments of Management

Commenting on the results, Arnon Toussia-Cohen, President and CEO of RADCOM, said, "Our first quarter revenues reflect strengthening worldwide demand for our convergence network offerings. While sales in the U.S. and Far East were solid, we experienced weaker European markets. Our results were also affected by the industry's normal seasonal pattern, which is characterized by lower first quarter sales. Therefore, we are particularly pleased to deliver better-than-expected margins, reflective of the impact of the cost cuts put into place throughout 2001, which have reduced our operating expenses by more than 30%.

"We are especially encouraged by a trend of increased investment in next-generation converged networks. This is reflected in the higher demand that we are experiencing for our VoIP Performer, UMTS, CMDA 2000, and other products for Data Over Cellular and Voice Over Packet networks."

Mr. Toussia-Cohen concluded, "Although this continues to be a very difficult time for the telecom industry, we are cautiously optimistic regarding the long-term. Based on our sales in February and March, we expect second quarter revenues to be similar to what they were in the first quarter, with a probable range of $4.0 million to $4.5 million with a net loss of $(0.15) to $(0.12) per ordinary share."

A teleconference to discuss the quarter will be held on Tuesday, April 23, 2002, at 9:00 a.m. EST. A live broadcast is available through the Company's website, http://www.radcom-inc.com/.

###

RADCOM designs, manufactures, markets and supports network test and quality management solutions for service providers, developers and enterprises worldwide. The company specializes in a line of high-quality, integrated, multitechnology WAN/LAN test solutions as well as unique performance measurement solutions for VoIP and cellular converged networks. RADCOM's analysis and simulation solutions are used in the development and manufacture of network devices, and in the installation and ongoing maintenance of operational networks to facilitate real-time isolation, diagnosis, and resolution of network problems. RADCOM's sales network includes over 60 distributors in 50 countries worldwide and 10 manufacturer's representatives across North America. RADCOM's customers include Cisco, Lucent, Ericsson, Nokia, Motorola, AT&T, MCI Worldcom, Sprint, British Telecom, Deutsche Telecom and Telstra.

Certain statements made herein that use the words ``estimate," ``project," ``intend," ``expect, "believe`` and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

To receive RADCOM's press releases online, or to download a complete Digital Investor Kit™ including past press releases, regulatory filings and corporate materials, please click on the "Digital Investor Kit™" icon at www.kcsa.com.

RADCOM Ltd.
Consolidated Statements of Operation
(1,000's of U.S. dollars, except for per share data)

	Three months ended March 31,	
	2002	2001
	unaudited	unaudited
Sales	$ 4,405	$ 5,064
Cost of sales (1)	1,504	2,751
Gross profit	2,901	2,313
Operating expenses:		
Research and development, gross (2)	1,757	2,633
Less - royalty-bearing participation	450	265
Research and development, net	1,307	2,368
Sales and marketing (3)	2,495	3,324
General and administrative (4)	453	916
Total operating expenses	4,255	6,608
Operating loss	(1,354)	(4,295)
Financing income , net	63	255
Net loss	(1,291)	(4,040)
Basic loss per ordinary share	$ (0.12)	$ (0.38)
Weighted average number of ordinary shares (basic)	10,492,050	10,566,500

The results of the three months ended March 31, 2001 include one time charges that total $1,466,000 as follows:

(1) Inventory writeoff of $780,000; provision for layoff of employees of $25,000.
(2) Provision for layoff of employees of $110,000.
(3) Writeoff of demo equipment of $115,000; provision for layoff of employees of $35,000.
(4) Provision for bad debts and others -- $401,000

RADCOM Ltd.
Consolidated Balance Sheets
(1000's of U.S. dollars)

	As of March 31, 2002	As of December 31, 2001
	unaudited	audited
Current Assets		
Cash and cash equivalents	10,926	3,860
Short-term bank deposits	-	6,655
Marketable securities	354	1,825
Trade receivable, net	3,580	3,596
Inventories	2,416	2,652
Other current assets	1,569	1,489
Total Current Assets	18,845	20,077
Property and Equipment		
Cost	10,679	10,534
Less - accumulated depreciation	(7,628)	(7,291)
	3,051	3,243
Total Assets	21,896	23,320
Liabilities and Shareholders' Equity		
Current Liabilities		
Trade payables	1,284	1,263
Other payables and accrued expenses	4,222	4,370
Total Current Liabilities	5,506	5,633
Liability for Employees Severance Pay Benefits	720	761
Total Liabilities	6,226	6,394
Shareholders' Equity		
Share capital	57	57
Additional paid-in capital	38,047	38,012
Accumulated deficit	(22,434)	(21,143)
Total Shareholders' Equity	15,670	16,926
Total Liabilities and Shareholders' Equity	21,896	23,320